

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Mr. Juan R. Figuereo
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

      Re: **Newell Rubbermaid Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 1, 2011
                Response Letter Dated April 19, 2011
                File No. 1-09608

Dear Mr. Figuereo:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    W. John Cash
                    Branch Chief